SIERRA RESOURCES GROUP, INC.
                       6767 West Tropicana Ave, Suite 207
                               Las Vegas, NV 89103
                            Telephone: (702) 248-1048


                                December 24, 2008




Securities and Exchange Commission
100 F Street NE
Washington, DC 20549


     Re: Sierra Resources Group, Inc.
         Form 10-Q/A for the Quarterly Period Ended
              March 31, 2008
         File No. 000-25301


Gentlemen:

This letter is intended to respond to the comment letter addressed to the company pertaining to various filings from Tia Jenkins, Senior Assistant Chief Accountant dated November 26, 2008, and in particular, Comment 8 requesting that we file a further Amended Form 10-Q/A for the quarter period ended March 31, 2008.

In response to the comment, we have concurrently filed an amendment which reflects that there had been changes in our internal controls over financial reporting that occurred after May 15, 2008 and prior to June 30, 2008.

We had previously concluded for the quarter ended March 31, 2008 that our disclosure controls and procedures were ineffective. We had filed our Form 10-Q for the quarter ended March 31, 2008 on May 13, 2008 prior to our external auditors completing their audit and review of the corresponding financial statements. We recognize that all filings should be approved by our external auditors and that this is a material weakness. Accordingly and as suggested by your comment number 8, we filed our Form 10-Q/A for the quarter ended March 31, 2008 on July 1, 2008 and disclosed this material weakness.


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Securities and Exchange Commission
December 24, 2008
Page 2




The concurrently filed Form 10-Q/A indicates that to remedy this material weakness, all officers and directors, together with counsel and an unrelated Edgar filing service participate, directly or indirectly, in obtaining approval by our external auditors prior to any filings with the Securities and Exchange Commission

Based upon our assessment and the change that was implemented prior to the filing of the concurrently filed Form 10-Q/A for the quarter ended March 31, 2008, we had concluded and disclosed that our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

A marked copy of the changes was filed in the Edgar system to facilitate your review of the changes.

In addition to responding to your comment, please be informed as follows:

     (a) We are responsible for the adequacy and accuracy of the disclosures in the filing;

     (b) The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     (c) We may not assert the action by the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in helping us accurately and adequately make the requisite disclosures to comply with Securities Exchange Act of 1934, as amended.


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Securities and Exchange Commission
December 24, 2008
Page 3




If you have any questions, or if you desire any additional information please do not hesitate to telephone Ronald J. Stauber at 310 556 0080 or me.


Very truly yours,


SIERRA RESOURCE GROUP, INC.


/s/ SANDRA J. ANDRE
___________________________
    Sandra J. Andre
    President